EXHIBIT 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

Nine Months Ended September 30	2012	2011

FIXED CHARGES
Interest expense	$121.9	$139.8
Portion of rentals deemed interest	3.4	3.6

TOTAL FIXED CHARGES	$125.3	$143.4

EARNINGS
Income before taxes	$1,270.7	$1,034.2
Fixed charges	119.9	137.1

EARNINGS AS DEFINED	$1,390.6	$1,171.3

RATIO OF EARNINGS TO FIXED CHARGES	11.10X	8.17X